Exhibit 99.2

VERSABank

5,660,378 Common Shares

UNDERWRITING AGREEMENT

December 16, 2024

Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

Ladies and Gentlemen:

VersaBank, a Canadian Schedule I chartered bank (the “Bank”), proposes to issue and sell to the several underwriters named in Annex A hereto (the “Underwriters”), pursuant to the terms set forth herein (this “Agreement”), an aggregate of 5,660,378 common shares (the “Firm Shares”) of the Bank (the “Common Stock”). The Bank also granted to Underwriters an option to purchase from the Bank up to an additional 849,056 common shares (the “Option Shares”). The Firm Shares and the Option Shares are hereinafter referred to collectively as the “Shares.” Raymond James & Associates, Inc. has agreed to act as representative of the several Underwriters (in such capacity, the “Representative”) in connection with the offering and sale of the Shares.

The Bank has prepared and filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions (as defined below) (“Canadian Securities Regulators”) and the Commission, a registration statement on Form F-10, as amended by Amendment No. 1 thereto (File No. 333-283077), for the registration of the offering of the Shares under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), including the Canadian Base Prospectus (as defined below) and the Canadian Preliminary Prospectus Supplement (as defined below), with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. Such registration statement, as amended, at any given time, including the financial statements, exhibits and schedules thereto, and the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness pursuant to Item 4 of Form F-10 and the Securities Act, is called the “Registration Statement.” The prospectus included in the Registration Statement at the time it became effective under the Securities Act, including all documents incorporated or deemed to be incorporated by reference therein, is called the “U.S. Base Prospectus.” The U.S. preliminary prospectus supplement (which consists of the Canadian Preliminary Prospectus Supplement with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), that describes the Shares and the offering thereof in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”), including all documents incorporated or deemed to be incorporated by reference therein, together with the U.S. Base Prospectus, is called the “U.S. Preliminary Prospectus,” and the U.S. Preliminary Prospectus and any other prospectus in preliminary form that describes the Shares and the offering thereof and is used prior to the filing of the U.S. Final Prospectus (as defined below) in the United States is called a “U.S. preliminary prospectus.” The Bank has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”).

In addition, the Bank has prepared and filed (i) with the Canadian Securities Regulators in each of the provinces and territories of Canada, except Québec (the “Qualifying Jurisdictions”), a preliminary short form base shelf prospectus dated November 7, 2024 (together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Base Prospectus”) and a short form base shelf prospectus dated November 22, 2024, relating to the distribution up to US$200,000,000 aggregate initial offering amount of debt securities (unsubordinated indebtedness), debt securities (subordinated indebtedness), common shares, preferred shares, subscription receipts, and warrants of the Bank (such short form base shelf prospectus, together with all of the documents and information incorporated therein by reference, the “Canadian Base Prospectus”) pursuant to NI 44-101 (defined below) and NI 44-102 (defined below) (the “Shelf Procedures”) and (ii) with the Canadian Securities Regulators in the Qualifying Jurisdictions, a preliminary prospectus supplement dated December 16, 2024 to the Canadian Base Prospectus, relating to the distribution of the Shares (together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Prospectus, together with all of the documents and information incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus.” “Preliminary Offering Documents” means the Canadian Preliminary Prospectus and U.S. Preliminary Prospectus (including, for greater certainty, the documents incorporated therein by reference). “NI 41-101” means National Instrument 41-101 – General Prospectus Requirements adopted by the Canadian Securities Regulators and “NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions adopted by the Canadian Securities Regulators. “NI 44-102” means National Instrument 44-102 – Shelf Distributions adopted by the Canadian Securities Regulators. “MI 11-102” means Multilateral Instrument 11-102 – Passport System adopted by the Canadian Securities Regulators.

The Bank will file in a timely manner with the Commission pursuant to General Instruction II.L of Form F-10 the Canadian Prospectus Supplement (as defined below), which includes pricing and other information omitted from the U.S. Preliminary Prospectus, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, such prospectus supplement together with the U.S. Base Prospectus included in the Registration Statement relating to the offer and sale of the Shares used in the United States, including the documents incorporated by reference therein, is herein called the “U.S. Final Prospectus.” In addition, the Bank will file a final prospectus supplement (the “Canadian Prospectus Supplement”) to the Canadian Base Prospectus, which includes pricing and other information omitted from the Canadian Preliminary Prospectus, and all necessary related documents in order to qualify the Shares for distribution in each of the Qualifying Jurisdictions on or before 5:30 p.m. (New York City time) on December 17, 2024 or such later date and time as the Bank and the Representative may mutually agree upon in writing (the “Qualification Deadline”). The Canadian Prospectus Supplement, together with the Canadian Base Prospectus, including all documents incorporated therein by reference (but not including any prospectus supplement other than the Canadian Prospectus Supplement), is hereinafter referred to as the “Canadian Final Prospectus.” “Final Offering Documents” means the Canadian Final Prospectus and the U.S. Final Prospectus (including, for greater certainty, the documents incorporated therein by reference).

For the purposes of this Agreement, the “Applicable Time” is 8:00 p.m., New York City time, on December 16, 2024. Any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the offering of the Shares contemplated hereunder is hereinafter called an “Issuer Free Writing Prospectus.” “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the Issuer Free Writing Prospectuses issued at or prior to the Applicable Time, if any, identified in Annex B hereto, and the information set forth on Annex B hereto.

As used herein, “Road Show” means a “road show” (as defined in Rule 433 under the Securities Act) relating to the offering of the Shares contemplated hereby that is a “written communication” (as defined in Rule 405 under the Securities Act). All references to any Offering Document or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto (“EDGAR”). “Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act. “Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a “written communication” within the meaning of Rule 405 under the Securities Act. “Permitted Written Testing-the-Waters Communications” means the Written Testing-the-Waters Communications, if any, listed on Annex C hereto.

As used herein, the terms “Registration Statement,” “Preliminary Offering Documents,” “Time of Sale Prospectus” and “Final Offering Documents” shall include the documents incorporated or deemed to be incorporated by reference therein (including without limitation any marketing material) (the “Incorporated Documents”), including, unless the context requires otherwise, the documents, if any, filed as exhibits to such Incorporated Documents.

All references in this Agreement to (i) the Registration Statement, any U.S. preliminary prospectus (including the U.S. Preliminary Prospectus), or the U.S. Final Prospectus, or any amendments or supplements to any of the foregoing, or any free writing prospectus, shall include any copy thereof filed with the Commission pursuant to EDGAR and (ii) the U.S. Final Prospectus shall be deemed to include any “electronic Prospectus” provided for use in connection with the offering of the Shares as contemplated by Section 4(p) of this Agreement. All references in this Agreement to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Canadian Securities Regulators in the Qualifying Jurisdictions pursuant to the System for Electronic Document Analysis and Retrieval + (“SEDAR+”). “Offering Documents” means the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus, the Final Offering Documents and any amendment thereto (including, for greater certainty, the documents incorporated therein by reference).

The Underwriters shall offer the Shares for sale to the public directly and through other duly registered investment dealers and brokers in the Qualifying Jurisdictions and the United States only as permitted by Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) and upon the terms and conditions set forth in the Offering Documents and this Agreement. The Underwriters agree that they will not, directly or indirectly, distribute any of the Offering Documents or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Qualifying Jurisdictions, such states of the United States in which the Shares (and their offer and sale) are duly qualified (to the extent required) under United States federal and applicable United States state securities laws, or such other jurisdictions as may be mutually agreed upon by the Representative on behalf of the Underwriters, and the Bank. The Underwriters agree that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), will not offer or sell any Shares in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with Rule 15a-6 under the Exchange Act. Sales of Shares in the Qualifying Jurisdictions may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws (as defined hereinafter) or in circumstances where an exemption from the Canadian registered dealer requirements is available.

The Bank agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or brokers as their agents to assist in the offer and sale of the Shares. The Underwriters shall, and shall require any such dealer or broker, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the offer and sale of the Shares (a “Selling Firm”) to, comply with the Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) in connection with the offer and sale of the Shares and shall offer the Shares for sale to the public directly and through the Selling Firms upon the terms and conditions (including the offer price) set out in the Offering Documents and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Shares only in the United States, the Qualifying Jurisdictions and those jurisdictions outside of Canada and the United States where the Securities may be lawfully offered for sale or sold.

The Underwriters shall, and shall require any Selling Firm to agree to, observe and distribute the Shares in a manner that complies with all applicable laws and regulations (including all Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) in connection with the offer and sale of Shares) in each jurisdiction into and from which they may offer to sell the Shares or distribute the Offering Documents in connection with the offer and sale of the Shares and will not, and will require any Selling Firm not to, directly or indirectly, offer, sell or deliver any Shares or Offering Documents or any other document to any person in any jurisdiction except in a manner which will not require the Bank to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of any jurisdictions (other than the Qualifying Jurisdictions and the United States).

The Representative shall promptly notify the Bank when, in their opinion, the distribution of the Shares has ceased and will provide to the Bank, as soon as practicable thereafter, a breakdown of the number of Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators and, if applicable, in the United States.

In addition, the terms below shall have the meanings specified:

“Canadian Securities Laws” means all securities laws in each of the Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws, together with applicable published policies, policy statements and notices of the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“distribution”, as used in this Agreement for purposes of Canadian Securities Laws matters has the meaning given to it in the Securities Act (Ontario);

“marketing materials” has the meaning ascribed to such term in NI 41-101;

“material change” has the meaning given to it in the Securities Act (Ontario);

“material fact” as used in this Agreement for purposes of Canadian Securities Laws matters means a fact that significantly affects, or would or may reasonably be expected to have a significant effect, on the market price or value of the Shares;

“misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them or, where undefined under the applicable Canadian Securities Laws of a Qualifying Jurisdiction or for purposes of U.S. federal securities laws, means: (x) in relation to the Offering Documents (other than the Registration Statement) (i) an untrue statement of a material fact, or

(ii) an omission to state a material fact, in each case that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made; (y) in relation to the Registration Statement (i) an untrue statement of a material fact or (ii) an omission to state a material fact, in each case that is required to be stated or that is necessary to make a statement not misleading; and (z) in relation to a free writing prospectus, marketing materials, if any, or Testing-the-Waters Communication, in each case when considered together with the Time of Sale Prospectus as of the Applicable Time, (i) an untrue statement of a material fact, or (ii) an omission to state a material fact, in each case that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“provide”, as used in the context of sending or making available marketing materials to a potential investor of Shares, has the meaning ascribed to such term under Canadian Securities Laws;

“Shelf Information” means, collectively, the information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement; and

“United States Securities Laws” means United States federal and state securities laws.

The Bank confirms as follows its agreement with the Representative and the several other Underwriters.

SECTION 1:   Representations and Warranties of the Bank.

(a)   The Bank represents and warrants to each Underwriter at the date hereof, the Applicable Time, the Closing Date (as defined below), and each Option Closing Date (if any) referred to in Section 3(c) hereof, and agrees with each Underwriter, as follows:

(i)   Compliance of the Offering Documents. The Registration Statement has become effective on November 22, 2024 upon filing pursuant to Rule 467(a) under the Securities Act. The Bank has complied, to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information, if any. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Bank, are contemplated or threatened by the Commission.

Each of the Registration Statement and any post-effective amendment thereto, at the time of its effectiveness and as of each deemed effective date with respect to the Underwriters pursuant to Rule 430B(f)(2) of the Securities Act, complied in all material respects with the requirements of the Securities Act and the and the rules and regulations promulgated thereunder (the “Securities Act Regulations”). Each preliminary prospectus, the Time of Sale Prospectus, the U.S. Final Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission, complied in all material respects with the requirements of the Securities Act and the Securities Act Regulations and are identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

The documents incorporated or deemed to be incorporated by reference in the Offering Documents, when they became effective or at the time they were or hereafter are filed with the Commission, as applicable, complied and will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder (the “Exchange Act Regulations”).

The Bank is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements to use Form F-10 under the Securities Act to register the offering of the Shares under the Securities Act. The Bank has prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to applicable requirements of the Securities Act.

Each document filed or to be filed with the Canadian Securities Regulators and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Regulators, conformed or will conform when so filed in all material respects with applicable Canadian Securities Laws.

(ii)   Accurate Disclosure. The information and statements contained in the Preliminary Offering Documents, respectively, contain, as at their respective filing dates, no misrepresentation, and comply in all material respects with the requirements of all applicable Canadian Securities Laws. The information and statements contained in the Final Offering Documents and any amendment thereto, respectively, will contain, as at their respective filing dates and as of the Closing Date and at each applicable Option Closing Date, no misrepresentation, and, in the case of the Canadian Final Prospectus and any amendment thereto, respectively, will constitute full, true and plain disclosure of all material facts relating to the Bank and the Shares as required by Canadian Securities Laws (taking into account the disclosure in the Canadian Final Prospectus, in the case of an amendment thereto which does not restate the text of the Canadian Final Prospectus) and comply in all material respects with the requirements of Canadian Securities Laws. Each U.S. preliminary prospectus and the U.S. Final Prospectus when filed complied or will comply, as applicable, in all material respects with the Securities Act and, if filed by electronic transmission pursuant to EDGAR, was identical (except as may be permitted by Regulation S-T under the Securities Act) to the copy thereof (if any) delivered to the Underwriters for use in connection with the offer and sale of the Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective, complied and will comply in all material respects with the Securities Act and did not and will not contain any misrepresentation. As of the Applicable Time, the Time of Sale Prospectus did not, and at the Closing Date (as defined in Section 3) and at each applicable Option Closing Date (as defined in Section 3), will not, contain any misrepresentation. The representations and warranties set forth in this Section 1(a) do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or any other Offering Document, made in reliance upon and in conformity with written information relating to any Underwriter furnished to the Bank in writing by the Representative expressly for use therein, it being understood and agreed that the only such information consists of the Underwriter Information (as defined below). There are no contracts or other documents required to be described in the Offering Documents or to be filed as an exhibit to the Registration Statement which have not been described or filed as required. The filing of the respective Offering Documents shall also constitute the Bank’s consent to the Underwriters’ use of such Offering Documents in connection with the offer and sale of the Shares in the Qualifying Jurisdictions and the United States in compliance with this Agreement, Canadian Securities Laws and United States Securities Laws. Each Offering Document when filed with Canadian Securities Regulators on SEDAR+ or with the Commission on EDGAR, as applicable shall be identical to the copy thereof delivered to the Underwriters for use in connection with the offer and sale of the Shares.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Offering Documents or any amendment or supplement thereto made in reliance upon and in conformity with information furnished in writing or confirmed in writing to the Bank by any Underwriter through the Representative expressly for use therein. For purposes of this Agreement, the only information so furnished or confirmed shall be the list of the Underwriters and their respective allocation of shares, the twelfth, thirteenth and fourteenth paragraphs under the heading “Underwriting—General” and the first and second paragraphs under the heading “Underwriting—Relationship Between the Bank and Certain Underwriters,” in each case, contained in the Registration Statement and the preliminary prospectus contained in the Offering Documents (collectively, the “Underwriter Information”).

(iii)   Issuer Free Writing Prospectuses. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Offering Documents, including any document incorporated by reference therein, that has not been superseded or modified.

(iv)   Bank Not Ineligible Issuer. (A) At the time of filing the Registration Statement and any post-effective amendment thereto, (B) at the earliest time thereafter that the Bank or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act Regulations) of the Shares and (C) at the Applicable Time, the Bank was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act.

(v)   Independent Accountants. Ernst & Young LLP, who have certified certain financial statements of the Bank and its subsidiaries, is (i) an independent public accountant with respect to the Bank as required by the Securities Act, the Securities Act Regulations, the Exchange Act, the Exchange Act Regulations and the Public Company Accounting Oversight Board (the “PCAOB”), and as required by Canadian Securities Laws, as further detailed in the Registration Statement, (ii) a registered public accounting firm, as defined by the PCAOB, which has not had its registration suspended or revoked and which has not requested that such registration be withdrawn, and (iii) with respect to the Bank is not and has not been in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”) and the rules and regulations of the Commission.

(vi)   Financial Statements. The financial statements of the Bank and its consolidated Subsidiaries and the related notes thereto included in the Offering Documents, together with the related schedules and notes (the “Financial Statements”), comply with the requirements of the Securities Act and applicable Canadian Securities Laws and present fairly in all material respects the financial position of the Bank and its consolidated Subsidiaries (as defined below) at the dates indicated or for the periods to which they apply. Except as disclosed in the Financial Statements and the related notes thereto included in the Offering Documents, the Financial Statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods covered thereby. The selected financial data and the summary financial information included in the Offering Documents present fairly, in all material respects, the information shown therein and have been compiled on a basis consistent with that of the audited Financial Statements included or incorporated by reference therein. Except as included therein, no other financial statements, pro forma financial information or supporting schedules are required under applicable Canadian Securities Laws or the rules and regulations of the Commission to be included or incorporated by reference in the Offering Documents and there is not currently and, during the last three fiscal years, has not been any reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations adopted by the Canadian Securities Regulators) with the auditors of the Bank, Ernst & Young LLP (for the fiscal years ended October 31, 2024 and 2023) and KPMG LLP (for the fiscal year ended October 31, 2022). To the extent applicable, all disclosures contained in the Offering Documents, if any, regarding “non GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G under the Exchange Act and Item 10(e) of Regulation S-K under the Securities Act and applicable Canadian Securities Laws.

(vii)   No Material Adverse Change. Since the respective dates as of which information is given in the Offering Documents, except as otherwise stated therein, (a) there has been no change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of the Bank and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, which would give rise to a material adverse change, in the condition, financial or otherwise, or in the earnings, business affairs, management or business prospects of the Bank and its subsidiaries, considered as one enterprise, or the consummation of the transactions contemplated hereby, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (b) there have been no transactions entered into by the Bank or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Bank and the Subsidiaries considered as one enterprise, in each case, except as disclosed in the Offering Documents, (c) there has not been any change in the short-term debt or long-term debt or material change in the capital stock of the Bank or any of the Subsidiaries and (d) the Bank has not purchased any of its outstanding capital stock and there has been no dividend or distribution of any kind declared, paid or made by the Bank on any class of its capital stock.

(viii)   Good Standing of the Bank. The Bank is a Schedule I bank existing under the Bank Act (Canada), is current and up-to-date with all material filings required to be made by the Bank, and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Documents, and to enter into, deliver and perform its obligations under the Transaction Documents and to carry out the obligations thereof hereunder and thereunder. No act or proceeding has been taken by or against the Bank in connection with its liquidation, winding-up or bankruptcy. The Bank is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

(ix)   Subsidiaries. Each subsidiary (as defined in Rule 405 under the Securities Act) of the Bank (each, a “Subsidiary”) has been duly organized and is validly existing as a corporation or other organization in good standing under the laws of the jurisdiction of its incorporation, formation or organization, has the requisite corporate or organizational power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Documents and is duly qualified as a foreign corporation or other business entity to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed in the Offering Documents or as would not reasonably be expected to result in a Material Adverse Effect, all of the issued and outstanding capital stock of each such Subsidiary has been duly and validly authorized and issued, is fully paid and non-assessable and is owned by the Bank, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary arising by operation of law, or under the articles of incorporation, bylaws or other organizational documents of the Bank or any Subsidiary or under any agreement to which the Bank or any Subsidiary is a party. The only Subsidiaries of the Bank are those listed on Annex D hereto. Except for the Subsidiaries, the Bank does not own beneficially, directly or indirectly, more than five percent (5%) of any class of equity securities or similar interests in any corporation, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture. Other than the Subsidiaries, the Bank has no direct or indirect subsidiaries nor any investment or proposed investment in any person (other than securities held as part of the investment portfolio of the Bank as further and better set out in the Offering Documents).

(x)   Compliance with Laws. The Bank and each subsidiary have been and are in compliance with all applicable laws, rules and regulations, except where failure to be so in compliance would not be expected, individually or in the aggregate, to have a Material Adverse Effect.

(xi)   Capitalization. The authorized, issued and outstanding capital stock of the Bank is as set forth in the Offering Documents in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Offering Documents or pursuant to the exercise of convertible securities or options referred to in the Offering Documents). The shares of issued and outstanding capital stock of the Bank have been duly and validly authorized and issued and are fully paid and non-assessable; none of the outstanding shares of capital stock of the Bank was issued in violation of the preemptive rights, rights of first refusal or other similar rights of any securityholder of the Bank arising by operation of law, or under the articles of incorporation, bylaws or other organizational documents of the Bank or any Subsidiary or under any agreement to which the Bank or any Subsidiary is a party.

(xii)   Equity Awards. With respect to any stock options, restricted stock or other equity awards (the “Equity Awards”) granted pursuant to any compensation plan of the Bank or its Subsidiaries providing for the issuance of Equity Awards (the “Equity Plans”), (A) each grant of an Equity Award was duly authorized no later than the date on which the grant of such Equity Award was by its terms to be effective by all necessary corporate action, and (B) each such grant was made in accordance with the terms of the Equity Plans and all other applicable laws and regulatory rules or requirements.

(xiii)   Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Bank and is the valid and binding agreement of the Bank. The Bank has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby has been duly and validly taken.

(xiv)   Not an Investment Company. The Bank is not, and immediately following consummation of the transactions contemplated hereby and the application of the net proceeds therefrom as described in the Offering Documents, the Bank will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(xv)   Authorization and Description of Shares. The Shares to be purchased by the Underwriters from the Bank have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Bank pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable and will conform in all material respects to all statements relating thereto contained in the Offering Documents and such statements conform in all material respects to the rights set forth in the instruments defining the same; no holder of the Shares will be subject to personal liability for the debts of the Bank by reason of being such a holder; and the issuance of the Shares is not subject to the preemptive rights, rights of first refusal or other similar rights of any securityholder of the Bank, except as described in the Offering Documents. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Bank or any of the Subsidiaries other than those described in the Offering Documents and all such options, warrants and rights have been duly waived in writing as described in the Offering Documents. All such waivers are in full force and effect on the date hereof.

The descriptions of the Bank’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Offering Documents accurately and fairly present in all material respects the information required to be shown with respect to such plans, arrangements, options and rights.

(xvi)   Registration Rights. There are no contracts, agreements or understandings between the Bank and any person granting such person registration rights or other similar rights to have any securities registered for resale pursuant to the Registration Statement or otherwise registered for resale or sold by the Bank under the Securities Act pursuant to this Agreement other than any rights that have been disclosed in the Offering Documents and such rights have been duly waived in writing to the extent set forth therein, copies of which have been provided to the Underwriters. All such waivers are in full force and effect on the date hereof.

(xvii)   Summaries of Legal Matters. The statements set forth in the Offering Documents under the captions “Material U.S. Federal Tax Considerations”, “Certain Canadian Federal Income Tax Considerations” and “Underwriting”, insofar as they purport to describe the provisions of the laws and regulations or documents referred to therein, are accurate, complete and fair in all material respects.

(xviii)   Absence of Defaults and Conflicts. None of the Bank or any of the Subsidiaries is in violation of its organizational documents or in default in any material respect in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which any of the Bank or the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Bank or the Subsidiaries is subject (collectively, “Agreements and Instruments”). The execution, delivery and performance of the Transaction Documents by the Bank, and the consummation of the transactions contemplated herein and in the Offering Documents (including the authorization, issuance, sale and delivery of the Shares, and the use of the proceeds from the sale of the Shares as described in the Registration Statement under the caption “Use of Proceeds”), and compliance by the Bank with its obligations hereunder and thereunder, do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined herein) under, or result in the creation or imposition of any security interest, mortgage, pledge, lien, charge, encumbrance, claim or equitable right upon any property or assets of the Bank or any of the Subsidiaries pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with (A) the provisions of the organizational documents of the Bank or resolutions of the directors or shareholders of the Bank, which are in effect at the date hereof, or any of the Subsidiaries, or (B) any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any governmental authority having jurisdiction over the Bank or any of the Subsidiaries or any of their assets, properties or operations (including, without limitation, Canadian Securities Laws, applicable corporate law, the Bank Act (Canada) and the rules and regulations of the Toronto Stock Exchange (the “TSX”)). As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Bank or any of the Subsidiaries.

(xix)   Labor Matters.

(A)    No material labor dispute with the employees of the Bank or any of the Subsidiaries exists or, to the knowledge of the Bank, is imminent. None of the Bank or any of the Subsidiaries is a party to any collective bargaining agreement and no action has been taken or is contemplated to organize any employees of the Bank or any of the Subsidiaries.

(B)   There has not been in the last two years and there is not currently any material labor disruption, grievance, arbitration proceeding or other conflict and the Bank is in compliance in all material respects with all provisions of all federal, provincial, local, state and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(xx)   Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending, or, to the knowledge of the Bank, threatened, against or affecting the Bank or any of the Subsidiaries, which is required to be disclosed in the Offering Documents and which is not so disclosed, or which if determined adversely would materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement or the performance by the Bank of its obligations hereunder. All pending legal or governmental proceedings to which the Bank or any of the Subsidiaries is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents, comprise only ordinary routine litigation incidental to the business, properties and assets of the Bank and the Subsidiaries.

(xxi)   Accuracy of Exhibits. There are no contracts or documents which are required to be (A) described in the Offering Documents or the documents incorporated by reference therein or (B) filed as exhibits thereto, which have not been so described or filed as required.

(xxii)   Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency, other than those that have been made or obtained, is necessary or required for the performance by the Bank of its obligations under this Agreement in connection with the offering, issuance or sale of the Shares or the consummation of the transactions contemplated in this Agreement prior to the Closing Date, except such as have been already obtained or as may be required under the Securities Act, the Securities Act Regulations, the rules of the Nasdaq Global Select Market (“Nasdaq”), the rules and regulations of the TSX, Canadian Securities Laws, the securities laws of any state or non U.S. jurisdiction or the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). All of the information provided to the Underwriters or to counsel for the Underwriters by the Bank, its counsel, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Bank in connection with the offering of the Shares is true, complete, correct and compliant in all material respects with FINRA rules, and any letters, filings or other supplemental information provided to FINRA pursuant to FINRA rules are true, complete and correct in all material respects.

(xxiii)   Possession of Licenses and Permits. Each of the Bank and the Subsidiaries possesses such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate governmental entities necessary to conduct the business now operated by it, except where the failure to possess such Governmental Licenses would not, singularly or in the aggregate, have a Material Adverse Effect; each of the Bank and the Subsidiaries is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Effect; and neither the Bank nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, in the reasonable judgment of the Bank, is likely to result in a Material Adverse Effect.

(xxiv)   Conduct of Business. Except as disclosed in the Offering Documents, the Bank is conducting its business in compliance in all material respects with all laws, rules, regulations, decisions and directives applicable to it.

(xxv)   Accounting Controls. The Bank maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) material information relating to the Bank is made known to those within the entity responsible for the preparation of the Financial Statements during the period in which the Financial Statements have been prepared and such material information is disclosed to the public within the time periods required by applicable laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect any of the Bank’s ability to disclose to the public information required to be disclosed by it in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role with the Bank has been, and by policy is required to be, disclosed to the Bank’s audit committee. The Bank and each of its Subsidiaries maintain a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act Regulations) that complies in all material respects with the requirements of the Exchange Act and Canadian Securities Laws. Except as described in the Offering Documents, since the end of the Bank’s most recent audited fiscal year, (1) there has been no material weakness in the Bank’s internal control over financial reporting (whether or not remediated), (2) there has been no change in the Bank’s internal control over financial reporting that has affected, or is reasonably likely to affect, the Bank’s internal control over financial reporting and (3) the Bank has not been advised of (a) any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of the Bank or any Subsidiary to record, process, summarize and report financial data, or any material weaknesses in internal controls, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Bank and each of the Subsidiaries.

(xxvi)   Liabilities. Neither the Bank nor any of the Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments incurred in the normal course of business.

(xxvii)   Off-Balance Sheet Arrangements. Other than as disclosed in the Financial Statements, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of any of the Bank or the Subsidiaries or other persons that may have a material current or future effect on the Bank’s financial condition.

(xxviii)   Environmental Matters. The Bank and the Subsidiaries are in compliance in all material respects with all applicable federal, state, and local environmental laws and regulations, including, without limitation, those applicable to emissions to the environment, waste management, and waste disposal (collectively, the “Environmental Law”), except where such noncompliance could not be reasonably likely to have a Material Adverse Effect, or except as disclosed in the Offering Documents, and to the knowledge of the Bank, there are no circumstances that would prevent, interfere with or materially increase the cost of such compliance in the future. Except as disclosed in the Offering Documents, there is no claim under any Environmental Law, including common law, pending or, to the knowledge of the Bank, threatened against the Bank and the Subsidiaries (an “Environmental Claim”), which would be reasonably likely to have a Material Adverse Effect, and, to the knowledge of the Bank, under applicable law, there are no past or present actions, activities, circumstances, events or incidents, including without limitation, releases of any material into the environment, that are reasonably likely to form the basis of any Environmental Claim against the Bank and the Subsidiaries which would be reasonably likely to have a Material Adverse Effect.

(xxix)   Assets. Each of the Bank and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of its material assets, free of all liens, and no other assets or property rights are necessary for the conduct of the business of the Bank and the Subsidiaries, there are no restrictions on the ability of the Bank or the Subsidiaries to use, transfer or otherwise exploit such assets or property rights, and none of the Bank or the Subsidiaries knows of any claim or basis for a claim that might or could adversely affect its rights to use, transfer or otherwise exploit such assets or property rights and none of the Bank or the Subsidiaries has any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the respective assets or property rights thereof, except as set out in the Offering Documents.

(xxx)   Intellectual Property. Each of the Bank and the Subsidiaries owns or possesses, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) presently employed by them in connection with the business now operated by them or reasonably necessary in order to conduct such business, and neither the Bank nor any of the Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Bank or any of the Subsidiaries therein.

(xxxi)   Disclosure Controls and Procedures. The Bank and its Subsidiaries employ disclosure controls and procedures (as such term is defined in Rule 13a-15 of the Exchange Act Regulations and Canadian Securities Laws), which (A) are designed to ensure that information required to be disclosed by the Bank in the Registration Statement or the reports that it will file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that material information relating to the Bank and its Subsidiaries is made known to the Bank’s principal executive officer and principal financial officer by others within the Bank and its Subsidiaries to allow timely decisions regarding disclosure, (B) have been evaluated by management of the Bank for effectiveness as of the end of the Bank’s most recent fiscal quarter, (C) were, as of the end of the most recently completed fiscal quarter, effective in all material respects to perform the functions for which they were established and (D) comply with Canadian Securities Laws and with the securities laws of the Province of Quebec. Based on the evaluation of the Bank’s and each Subsidiary’s disclosure controls and procedures described above, the Bank is not aware of (1) any significant deficiency in the design or operation of internal controls which could adversely affect the Bank’s or its Subsidiaries’ ability to record, process, summarize and report financial data or any material weaknesses in internal controls or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Bank’s or its Subsidiaries’ internal controls. Since the most recent evaluation of the Bank’s disclosure controls and procedures described above, there have been no changes in internal controls or in other factors that would significantly and adversely affect internal controls.

(xxxii)   Compliance with the Sarbanes Oxley Act. The Bank has taken all necessary actions to ensure that, upon the consummation of the transactions contemplated by this Agreement, the Offering Documents, it will be in material compliance with all provisions of the Sarbanes Oxley Act, with which the Bank is required to comply as of such time.

(xxxiii)   Pending Procedures and Examinations. The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Securities Act, and the Bank is not the subject of a pending proceeding under Section 8A of the Securities Act in connection with the offering of the Shares.

(xxxiv)   Absence of Manipulation. Neither the Bank nor any of the Subsidiaries, nor any affiliates of the Bank or its Subsidiaries, has taken, directly, or indirectly, and neither the Bank nor any of the Subsidiaries, nor any affiliates of the Bank or its Subsidiaries, will take, directly or indirectly, any action designed to cause or result in, or which constitutes or would reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Bank or any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act) to facilitate the sale or resale of the Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M under the Exchange Act.

(xxxv)   Related-Party Transactions. There are no related-party transactions involving the Bank or any of its subsidiaries or any other person required to be described in the Offering Documents that have not been described as required.

(xxxvi)   No Unlawful Contributions or Other Payments. Neither the Bank nor any of its subsidiaries nor, to the Bank’s knowledge, any employee or agent of the Bank or any of its subsidiaries, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state, municipal or foreign office or any other person charged with similar public or quasi-public duties, in violation of any law or of the character required to be disclosed in the Offering Documents.

(xxxvii)   Taxes. Except as disclosed in the Offering Documents, all material tax returns, reports, elections, remittances and payments of the Bank and the Subsidiaries required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be), other than for taxes being contested in good faith, and are substantially true, complete and correct and all taxes of the Bank and the Subsidiaries have been paid or accrued in the Financial Statements.

(xxxviii)   ERISA. Each of the Bank and the Subsidiaries has fulfilled, in all material respects, its obligations, if any, under minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder with respect to each “plan” (as defined in Section 3(3) of ERISA and the regulations thereunder), which is maintained by the Bank and/or the Subsidiaries for their employees, and each such plan is in compliance in all material respects with the presently applicable provisions of ERISA and the regulations thereunder. None of the Bank or the Subsidiaries have incurred any unpaid liability under Title IV of ERISA to the Pension Benefit Guaranty Corporation (other than for payment of premiums in the ordinary course) or to any such plan. Neither the Bank nor any of the Subsidiaries has any obligations or liabilities, whether actual or contingent, in respect of any plan, program, agreement or other arrangement that is (i) a “registered pension plan”, as defined under the Income Tax Act (Canada), or (ii) subject to applicable pension standards legislation in Canada.

(xxxix)   Insurance. The Bank and the Subsidiaries carry, or are covered by, insurance from insurers of recognized, financially sound and reputable institutions in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is believed to be customary for companies engaged in similar businesses in similar industries; all policies of insurance of the Bank and the Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect in all material respects; and none of the Bank or any of the Subsidiaries has received any notice of cancellation or non-renewal of any such policy.

(xl)   Anti-Money Laundering. The operations of the Bank and the Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any governmental authority or any arbitrator non-governmental authority involving the Bank or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Bank, threatened. The Bank and its subsidiaries have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with the Money Laundering Laws.

(xli)   No Reliance. The Bank has not relied on the Underwriters or their counsel for any legal, tax or accounting advice in connection with the issuance, sale and delivery of the Shares or the consummation of the transactions contemplated by this Agreement.

(xlii)   Anti-Corruption and Anti-Bribery Laws. None of the Bank, any of the Subsidiaries, nor, to the knowledge of the Bank, any director, officer, agent or employee of the Bank or any of the Subsidiaries, any of the respective affiliates of the Bank or any of the Subsidiaries or any other person associated with or acting on behalf of the Bank or any of the Subsidiaries or their respective affiliates acting in his or her capacity as such has (A) used any funds of the Bank or any of the Subsidiaries for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (B) made or taken any act in furtherance of an offer, payment, promise or authorization of any direct or indirect unlawful payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any foreign or domestic government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for public office) from funds of the Bank or any of the Subsidiaries; (C) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended the Corruption of Foreign Public Officials Act (Canada), or any other applicable anti-bribery or anti-corruption law (collectively, the “Anti-Corruption Laws”); or (D) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit in violation of any applicable law, rule or regulation. The Bank and its subsidiaries and their respective affiliates have conducted their businesses in compliance with the Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xliii)   Sanctions.

(A)   None of the Bank, any of its subsidiaries, nor, to the knowledge of the Bank, any officer, director, agent, employee, affiliate or person acting on behalf of the Bank or any subsidiary is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the

Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Canada, or other applicable sanctions authority (collectively, “Sanctions”), nor is the Bank, or any of the Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions (each, a “Sanctioned Country”); and the Bank will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of, or business with, any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of, or business in, any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(B)   Notwithstanding anything in this Agreement, nothing in this Agreement shall require the Bank or any of its subsidiaries or any director, officer, employee, agent or affiliate of the Bank or any of its subsidiaries that are registered or incorporated under the laws of Canada or a province or territory thereof to commit an act or omission that contravenes the Foreign Extraterritorial Measures (United States) Order, 1992.

(C)   For the past five years, the Bank and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(D)   The Bank and its subsidiaries have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, that they do not knowingly engage in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(xliv)   Submission to Jurisdiction. The Bank has the power to submit, and pursuant to Section 15 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each United States federal court and New York state court located in the Borough of Manhattan, in the City of New York, New York, U.S.A. (each, a “New York Court”), and the Bank has the power to designate, appoint and authorize, and pursuant to Section 15 of this Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized an agent for service of process in any action arising out of or relating to this Agreement in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Bank as provided in Section 15 hereof.

(xlv)   No Rights of Immunity. Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Bank nor any of its properties, assets or revenues has any right of immunity under Canada, New York or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Canada, New York or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement. To the extent that the Bank or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Bank waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 15 of this Agreement.

(xlvi)   Enforceability of Judgments. Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws and recognized by the Canadian courts as having jurisdiction (according to Canadian conflicts of laws principles and rules of Canadian private international law at the time when proceedings were initiated) to give such final judgment in respect of any suit, action or proceeding against the Bank based upon this Agreement herein and therein would be declared enforceable against the Bank, without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon, by the courts of Canada.

(xlvii)   Cybersecurity. (A) To the knowledge of the Bank, there has been no material security breach or incident, unauthorized access or disclosure, or other compromise of any of the Bank’s or the Subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third-party data maintained, processed or stored by the Bank or the Subsidiaries) (collectively, “IT Systems and Data”), or any such data processed or stored by third parties on behalf of the Bank or the Subsidiaries; (B) neither the Bank nor the Subsidiaries have been notified of, and each of them have no knowledge of any event or condition that could result in, any material security breach or incident, unauthorized access or disclosure or other material compromise to their IT Systems and Data; and (C) the Bank and the Subsidiaries have implemented commercially reasonable controls, policies, procedures, and technological safeguards designed to maintain and protect in all material respects the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. The Bank and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except where failure in such compliance would not, individually or in the aggregate, result in a Material Adverse Effect.

(xlviii)   Data Privacy and Security Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (A) the Bank and its subsidiaries are, and at all times in the past five (5) years were, in compliance in all respects with all applicable state, provincial federal and international data privacy and data security laws and regulations, including without limitation, as applicable, the Health Insurance Portability and Accountability Act of 1996, Public Law 104-91, as amended, and regulations under the Administrative Simplification provisions of HIPAA (45 C.F.R. Parts 160-164) (collectively “HIPAA”); the Health Information Technology for Economic and Clinical Health Act, enacted as title XIII of division A and title IV of division B of the American Recovery and Reinvestment Act of 2009 (ARRA) (Pub. L. 111–5) and regulations (collectively “HITECH”); the Family Educational Rights and Privacy Act (“FERPA”) (20 U.S.C. § 1232g; 34 CFR Part 99); Gramm-Leach-Bliley Act, Pub. L. No. 106-102, 113 Stat. 1338, and implementing regulations; the California Consumer Privacy Act of 2018 (“CCPA”); Personal Information Protection and Electronic Documents Act, SC 2000, c 5. (“PIPEDA”), the Personal Information Protection Act(British Columbia), the Personal

Information Protection Act (Alberta), An Act Respecting the Protection of Personal Information In the Private Sector (Quebec), and the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679) (collectively, the “Privacy Laws”); and (B) the Bank and its subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance, in all respects with their policies and procedures relating to data privacy and security with respect to the collection, storage, use, disclosure, handling, transfer and analysis of Personal Data. “Personal Data” means all data collected from or about a natural person, whether an employee, customer, or other third party, or a natural person’s device and includes, without limitation: (i) a natural person’s (including, without limitation, any employees or other third parties) name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, government issued identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information that would qualify as “personally identifying information”, “personal information,” or “personal data” under any applicable state, federal, or international law; (iii) Protected Health Information as defined by HIPAA; (iv) “personal data” as defined by GDPR; (v) “personal information” as defined by PIPEDA; and (vi) any other piece of information that identifies such natural person or a natural person’s device. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Bank nor any of its subsidiaries (X) have at any time in the past five (5) years received written notice of any actual or reasonably likely liability of the Bank or its subsidiaries relating to any violation of any Privacy Laws, including, but not limited to any such liability relating to any security or data privacy breaches suffered by the Bank or its subsidiaries or other unauthorized or improper collection of, access to, use of, or destruction of its Personal Data owned or controlled by the Bank or its subsidiaries; (Y) other than pursuant to its compliance efforts in the ordinary course of business, is currently conducting, subject to, or paying for, in whole or in part, any investigation, remediation, or other corrective action resulting from the Bank’s or its subsidiaries’ non-compliance with any Privacy Law; or (Z) has in the past five (5) years been a party to any order, decree, settlement agreement, or judgment from a governmental entity that imposes any obligation or liability under any Privacy Law.

(xlix)   Relationship. No relationship, direct or indirect, exists between or among the Bank or any of its Subsidiaries, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Bank or any of its Subsidiaries, on the other, that is required by the Securities Act or Securities Act Regulations to be described in the Offering Documents and that is not so described.

(l)   [Reserved].

(li)   Lending Relationship. Except as disclosed in the Offering Documents, the Bank (A) does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter and (B) does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to any affiliate of any Underwriter.

(lii)   No Restrictions; No Transactions. Except in each case as otherwise disclosed in the Offering Documents, no Subsidiary of the Bank is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Bank, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Bank any loans or advances to such Subsidiary from the Bank or from transferring any of such Subsidiary’s properties or assets to the Bank or any other Subsidiary of the Bank. Except in each case as otherwise disclosed in the Offering Documents, neither the Bank nor any of its Subsidiaries is a party to a letter of intent, accepted term sheet or similar instrument or any binding agreement that contemplates an acquisition, disposition, transfer or sale of the assets (as a going concern) or capital stock of the Bank or of any Subsidiary or business unit or any similar business combination transaction which would be material to the Bank and its Subsidiaries taken as a whole.

(liii)   Statistical and Market Related Data. The statistical and market related data contained in the Offering Documents are based on or derived from sources which the Bank believes are reliable and accurate in all material respects, and the Bank has obtained the written consent to the use of such data from the source, and such data agree with the sources from which they are derived to the extent required by applicable law.

(liv)   Distribution of Offering Material By Bank. The Bank has not distributed and will not distribute, prior to the later of the Closing Date and the completion of the Underwriters’ distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than the Offering Documents, any Issuer Free Writing Prospectus reviewed and consented to by the Representative and included in Annex B hereto or any electronic Road Show or other written communications reviewed and consented to by the Representative and listed on Annex C hereto (each a “Bank Additional Written Communication”). Each such Bank Additional Written Communication, when taken together with the Offering Documents, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from Bank Additional Written Communication based upon and in conformity with information furnished in writing or confirmed in writing to the Bank by any Underwriter through the Representative specifically for use therein, it being understood and agreed that the only such information so furnished or confirmed by any Underwriter through the Representative consists of Underwriter Information.

(lv)   No Marketing Material in Canada. The Bank has not distributed or provided and will not distribute or provide, except with the express consent of the Representative, any marketing material in Canada.

(lvi)   Forward Looking Statements. Each financial or operational projection or other “forward looking statement” (as defined by Section 27A of the Securities Act or Section 21E of the Exchange Act) or “forward-looking information” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations adopted by the Canadian Securities Regulators) contained in the Offering Documents (A) was so included by the Bank in good faith and with reasonable basis after due consideration by the Bank of the underlying assumptions, estimates and other applicable facts and circumstances, (B) is identified as such and (C) is accompanied by meaningful cautionary statements identifying those factors that would cause actual results to differ materially from those in such forward looking statement or forward-looking information and accurately stating the material factors or assumptions used to develop forward-looking statements and forward-looking information. No such statement was made with the knowledge of an executive officer or director of the Bank that it was false or misleading.

(lvii)   Fees. Other than as contemplated by this Agreement, there is no broker, finder or other party that is entitled to receive from the Bank or any Subsidiary any brokerage or finder’s fee or any other similar fee, commission or payment as a result of the transactions contemplated by this Agreement.

(lviii)   Derivative Instruments. Any and all material swaps, caps, floors, futures, forward contracts, option agreements (other than options issued under the Bank’s shareholder approved benefit plans) and other derivative financial instruments, contracts or arrangements, whether entered into for the account of the Bank or one of its Subsidiaries or for the account of a customer of the Bank or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable laws, rules, regulations and policies of all applicable regulatory agencies and with counterparties believed by the Bank to be financially responsible. The Bank and each of its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder except as would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(lix)   Contracts. The material contracts to which the Bank or any of its Subsidiaries is a party have been duly and validly authorized, executed and delivered by the Bank or its Subsidiaries, as the case may be, and (assuming due authorization and execution by the other parties thereto) constitute the legal, valid and binding agreements of the Bank or its Subsidiaries, enforceable by and against it in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to enforcement of creditors’ rights generally, and general equitable principles relating to the availability of remedies, and subject to 12 U.S.C. § 1818(b)(6)(D) (or any successor statute) and similar bank regulatory powers and to the application of principles of public policy, and except as rights to indemnity or contribution may be limited by federal or state securities laws and the public policy underlying such laws. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Bank nor any Subsidiary has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in the Offering Documents, or referred to or described in, or filed as an exhibit to, the Offering Documents, and no such termination or non-renewal has been threatened by the Bank or any Significant Subsidiary or, to the Bank’s knowledge, any other party to any such contract or agreement; and there are no contracts or documents of the Bank or any of the Significant Subsidiaries that are required to be described in the Offering Documents or to be filed as exhibits thereto by the Securities Act, the Canadian Securities Laws or by the rules and regulations of the Commission or the Canadian Securities Regulators thereunder, as applicable, that have not been so described and filed.

(lx)   Emerging Growth Company Status. As of the date hereof and through the Closing Date or the Option Closing Date (if applicable), the Bank is, and will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(lxi)   Permitted Testing-the-Waters Communications. The Bank (a) has not engaged in any Testing-the-Waters Communication other than Permitted Written Testing-the-Waters Communications with the consent of the Representative with entities that are qualified institutional buyers within the meaning of Rule 144A under the Securities Act or institutions that are accredited investors within the meaning of Rule 501 under the Securities Act, and (b) has not authorized anyone other than Representative to engage in Testing-the-Waters Communications (other than the participation by the Bank’s management with respect to Permitted Written Testing-the-Waters Communications). The Bank reconfirms that the Representative has been authorized to act on its behalf in undertaking Testing-the-Waters Communications. The Bank has not distributed or approved for distribution any Written Testing-the-Waters Communications other than the Permitted Written Testing-the-Waters Communications.

(lxii)   Accuracy of Permitted Written Testing-the-Waters Communications. As of the Applicable Time, each Permitted Written Testing-the-Waters Communication, as supplemented by and taken together with the Offering Documents, did not, as of the Applicable Time, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Permitted Written Testing-the-Waters Communication, if any, does not, as of the date hereof, conflict with the information contained in the Offering Documents; and the Bank has filed publicly on EDGAR at least 15 calendar days prior to any Road Show, any confidentially submitted the Registration Statement and the Registration Statement amendments relating to the offer and sale of the Shares.

(lxiii)   Canadian Reporting Issuer and Public Disclosure. The Bank is a reporting issuer or the equivalent in good standing in all of the Qualifying Jurisdictions under the Canadian Securities Laws and the Bank is in compliance, in all material respects, with all of its applicable continuous disclosure obligations and timely disclosure obligations or other obligations under the Canadian Securities Laws, the securities laws of Quebec and the rules and regulations of the TSX and no material change relating to the Bank has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential). The Bank has complied with all Canadian Securities Laws required to be complied with by the Bank to qualify the distribution of the Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Qualifying Jurisdictions, except for the filing of the Canadian Prospectus Supplement.

(lxiv)   Shelf Procedures Eligibility. The Bank is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Qualifying Jurisdictions and is eligible to use the Shelf Procedures.

(lxv)   Shelf Procedures. The Bank meets the requirements under the Securities Act (Ontario), the Canadian Securities Laws, and the rules, regulations and national, multijurisdictional or local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Regulators, and all discretionary rulings and orders applicable to the Bank, if any, of the Canadian Securities Regulators, including the rules and procedures established pursuant to the Shelf Procedures, for the distribution of securities in the Qualifying Jurisdictions pursuant to the Canadian Base Prospectus. The Ontario Securities Commission, as the Bank’s principal regulator acting for and on behalf of itself and each of the other Canadian Securities Regulators, has issued a receipt under MI 11-102 in respect of each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Regulators and no proceeding for that purpose has been initiated or, to the Bank’s knowledge, contemplated or threatened by any Canadian Securities Regulators; and any request made to the Bank on the part of any Canadian Securities Regulators for additional information has been complied with. The aggregate amount of all Shares issued pursuant to the Canadian Base Prospectus does not and, upon completion of the offering, will not exceed US$200,000,000, being the maximum allowable amount thereunder.

(lxvi)   No Significant Acquisition. The Bank has not completed any “significant acquisition” nor is it proposing any “probable acquisitions” (within the meaning of such terms under National Instrument 51-102 – Continuous Disclosure Obligations) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Offering Documents or the filing of a business acquisition report pursuant to Canadian Securities Laws.

(lxvii)   Audit Committee. The Bank’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of National Instrument 52-110 - Audit Committees and the audit committee of the Bank operates in accordance with all material requirements of National Instrument 52-110 - Audit Committees.

(lxviii)   Lock-Up Agreements. Each of the Bank’s executive officers, as defined by Rule 16a-1(f) of the Exchange Act Regulations, and directors and certain shareholders, in each case as listed on Exhibit A-1 hereto, has executed and delivered lock-up agreements as contemplated by Section 6(q) hereof.

(b)   The Bank has a reasonable basis for making each of the representations set forth in this Section 1(a) and Section 1(b) as applicable. The Bank acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 6 hereof, counsel to the Bank and counsel to the Underwriters, may rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance. Any certificate signed by, or on behalf of, the Bank delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Bank to the Underwriters as to the matters covered thereby.

SECTION 2:   Sale; Option Shares.

(a)   On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, (i) the Bank agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Bank, at a purchase price per share of $12.4815 (the “Purchase Price”), the number of Firm Shares set forth opposite the name of such Underwriter in Annex A hereto, and (ii) in the event and to the extent that Underwriters shall exercise the election to purchase Option Shares as provided below, the Bank agrees to sell to each of the Underwriters, and each of Underwriters agrees, severally and not jointly, to purchase from the Bank, at the Purchase Price, the number of Option Shares (to be adjusted by the Representative so as to eliminate fractional shares) determined by multiplying (x) the number of Option Shares as to which such election shall have been exercised by (y) a fraction, the numerator of which is the aggregate number of Firm Shares to be purchased by such Underwriter as set forth opposite the name of such Underwriter in Annex A hereto and the denominator of which is the aggregate number of Firm Shares to be purchased by all of the Underwriters from the Bank.

(b)   In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions set forth herein, the Bank hereby grants to the Underwriters the right to purchase at their election up to 849,056 Option Shares, at the Purchase Price. The Underwriters may exercise their option to acquire Option Shares in whole or in part from time to time only by written notice from the Representative to the Bank given within a period of 30 calendar days after the date of this Agreement and setting forth (i) the aggregate number of Option Shares to be purchased and (ii) the time, date and place at which such Option Shares are to be delivered, as determined by the Representative but in no event earlier than the Closing Date or, unless the Representative and the Bank otherwise agree in writing, earlier than two or later than ten business days after the date of such notice.

SECTION 3:   Delivery to Underwriters; Closing.

(a)   It is understood that the several Underwriters propose to offer the Firm Shares for sale to the public upon the terms and conditions set forth in the Offering Documents.

(b)   The Bank, Odyssey Trust Company (the “Canadian Transfer Agent”) and Odyssey Transfer and Trust Company (the “U.S. Transfer Agent” and, together with the Canadian Transfer Agent, the “Transfer Agent”) will deliver the Firm Shares to the Representative through the facilities of DTC for the accounts of the Underwriters, against payment of the purchase price therefor in Federal (same day) funds by official bank check or checks or wire transfer drawn to the order of the Bank, in the case of Firm Shares sold by the Bank, pro rata based on the number of Firm Shares sold by each of them, under instructions from the Transfer Agent, at 11:00 a.m., New York City time, on December 18, 2024, unless postponed in accordance with Section 12 hereof, or such other time and date not later than 2:00 p.m., New York City time, on December 23, 2024, as the Representative and the Bank determine, such time being referred to herein as the “Closing Date.” For purposes of Rule 15c6-1 under the Exchange Act, the Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Firm Shares. The certificates or book entry security entitlements for the Firm Shares so to be delivered will be in such denominations and registered in such names as the Representative requests and, if the Firm Shares are to be certificated, will be delivered and made available for checking and packaging at the offices of Holland & Knight LLP at least 24 hours prior to the Closing Date.

(c)   Each time for the delivery of and payment for the Option Shares, being herein referred to as an “Option Closing Date,” which may be the Closing Date, shall be determined by the Representative as provided above. The Bank will deliver the Option Shares being purchased on each Option Closing Date to the Representative through the facilities of DTC for the accounts of the Underwriters, against payment of the purchase price therefor in Federal (same day) funds by official bank check or checks or wire transfer drawn to the order of the Bank at the offices of Holland & Knight LLP, at 11:00 a.m., New York City time, on the applicable Option Closing Date. The certificates or book entry security entitlements for the Option Shares so to be delivered will be in such denominations and registered in such names as the Representative requests and, if the Option Shares are to be certificated, will be delivered and made available for checking and packaging at the offices of Holland & Knight LLP at least 24 hours prior to such Option Closing Date.

SECTION 4:   Covenants.

The Bank further covenants and agrees with each of the Underwriters as follows:

(a)   The Bank, subject to Section 4(b) hereof, will comply with the requirements of Rule 430A under the Securities Act, and will notify Representative promptly, and confirm the notice in writing, (A) when any post-effective amendment to the Registration Statement shall become effective, or any amendment or supplement to any of the Offering Documents shall have been filed, to furnish Representative with copies thereof, and to file promptly all materials required to be filed by the Bank with the Commission pursuant to Rule 433(d) under the Securities Act, (B) of the receipt of any comments from any securities commission, including the Commission, stock exchange or comparable authority on the Offering Documents, (C) of any request by any securities commission, including the Commission, stock exchange or comparable authority for amending or supplementing any of the Offering Documents, or for additional or supplemental information, and (D) of the issuance by any securities commission, including the Commission, stock exchange or comparable authority of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any Offering Document, or of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes.

(b)   The Bank will give the Representative notice of its intention to file or prepare any amendment to the Registration Statement, or any amendment, supplement or revision to any Offering Document. The Bank (A) will furnish to the Representative for review, a reasonable period of time prior to the proposed time of filing of any proposed amendment or supplement to the Registration Statement, a copy of each such amendment or supplement, and (B) will not amend or supplement the Registration Statement without the Representative’s prior written consent. Prior to amending or supplementing any Offering Document, the Bank shall furnish to the Representative for review, a reasonable amount of time prior to the time of filing or use of the proposed amendment or supplement, a copy of each such proposed amendment or supplement. The Bank shall not file or use any such proposed amendment or supplement without the Representative’s prior written consent. The Bank shall file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such rule and with Canadian Securities Regulators, as applicable, any prospectus required to be filed pursuant to Canadian Securities Laws and in compliance with Canadian Securities Laws.

(c)   The Bank shall furnish to the Representative for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto prepared by or on behalf of, used by, or referred to by the Bank, and the Bank shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Representative’s prior written consent. The Bank shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, used by or referred to by the Bank as such Underwriter may reasonably request. If at any time when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Shares (but in any event if at any time through and including the Closing Date) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Bank conflicted or would conflict with the information contained in the Offering Documents or included or would include an untrue statement of a material fact or omitted or could omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, the Bank shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, as the case may be; provided, that prior to amending or supplementing any such free writing prospectus, the Bank shall furnish to the Representative for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus, and the Bank shall not file, use or refer to any such amended or supplemented free writing prospectus without the Representative’s prior written consent.

(d)   The Bank will use its best efforts to qualify the Shares for offering and sale under the securities laws of such jurisdictions as the Representative may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares, provided that nothing in this Section 4(d) shall require the Bank to qualify as a foreign corporation in any jurisdiction in which it is not already so qualified or to file a general consent to service of process in any jurisdiction or to subject itself to taxation in respect of doing business in any jurisdiction in which it is otherwise not so subject.

(e)   The Bank has furnished or will deliver to the Representative, without charge, signed copies of the Registration Statement as originally filed and of each amendment to each (including exhibits filed therewith or incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Representative, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits) for each of the Underwriters, in each case in such quantities as the Representative reasonably requests. The copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(f)   The Bank covenants with the Underwriters that the Bank will, as soon as possible following the execution of this Agreement but, in any event, no later than the Qualification Deadline, (i) file the Canadian Prospectus Supplement including the Shelf Information in a form approved by the Underwriters, acting reasonably, in accordance with MI 11-102 with the Ontario Securities Commission (in its capacity as the principal regulator under MI 11-102) and with the Canadian Securities Regulators in each of the Qualifying Jurisdictions and (ii) voluntarily provide to the Commission on EDGAR the U.S. Final Prospectus in a form approved by the Underwriters, acting reasonably, and advise the Underwriters promptly when each such filing has been made. The Bank will comply with the United

States Securities Laws and Canadian Securities Laws so as to permit the completion of the offer and sale of the Shares in the Qualifying Jurisdictions and the United States through the Underwriters or their respective affiliates or any other investment dealers or brokers duly registered in such jurisdictions as contemplated by this Agreement and the Offering Documents. Without limiting the generality of the foregoing, the Bank will, during the period when a prospectus relating to the Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), file on a timely basis with the Commission and the Nasdaq all reports and documents required to be filed under the Exchange Act.

(g)   The Bank has delivered to each Underwriter, without charge, as many written and electronic copies of each preliminary prospectus and the Time of Sale Prospectus as such Underwriter reasonably requested, and the Bank hereby consents to the use of such copies for purposes permitted by the Securities Act. The Bank will furnish to each Underwriter, without charge, prior to 5:00 p.m., New York City time, on the business day next succeeding the date of this Agreement and from time to time thereafter during the period when the U.S. Final Prospectus is required to be delivered in connection with sales of the Shares under the Securities Act or the Exchange Act or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act, such number of written and electronic copies of the U.S. Final Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(h)   If at any time following the distribution of any Permitted Written Testing-the-Waters Communication there occurred or occurs an event or development as a result of which such Permitted Written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Bank will promptly notify the Representative and, should the Underwriters request, will promptly amend or supplement, at its own expense, such Permitted Written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission. The Bank will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its security holders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(i)   The Bank will use the net proceeds received by it from the sale of the Shares in the manner specified in the Time of Sale Prospectus under the heading “Use of Proceeds.”

(j)   The Bank has engaged and will maintain, at its expense, a registrar and transfer agent for the Shares.

(k)   The outstanding Common Stock are listed and posted for trading on the TSX and Nasdaq. The Bank will use its reasonable best efforts to effect and maintain the listing of the Common Stock (including the Shares) on Nasdaq and the TSX, as applicable.

(l)   The Bank will comply with the Securities Act, the Exchange Act and Canadian Securities Laws so as to permit the completion of the distribution of the Shares as contemplated by this Agreement and the Offering Documents. Without limiting the generality of the foregoing, the Bank will, during the period when a prospectus relating to the Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), file on a timely basis with the Commission and Nasdaq all reports and documents required to be filed under the

Exchange Act. Additionally, the Bank shall report the use of proceeds from the issuance of the Shares as may be required under Rule 463 under the Securities Act. If at any time when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Shares (but in any event if at any time through and including the Closing Date or any Option Closing Date) there occurred or occurs an event or development as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Bank, to amend the Registration Statement or amend or supplement any Offering Document in order that such Offering Document will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement any Offering Document in order to comply with the requirements of the Securities Act or the Securities Act Regulations, the Bank will promptly prepare and file with the Commission, subject to Section 4(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or any Offering Document comply with such requirements, and the Bank will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

(m)   The Bank will file with the Commission such information as may be required pursuant to Rule 463 under the Securities Act.

(n)   During a period of five years from the effective date of the Registration Statement, the Bank will furnish to the Representative copies of all reports or other communications (financial or other) furnished to shareholders generally, and to deliver to the Representative (A) as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Bank is listed, and (B) such additional information concerning the business and financial condition of the Bank as the Representative may from time to time reasonably request (such financial statements to be on a consolidated basis to the extent the accounts of the Bank and the Subsidiaries are consolidated in reports furnished to its shareholders generally or to the Commission); provided, the Bank will be deemed to have furnished such reports, financial statements and other information to the extent such reports, financial statements and other information is filed with the Commission and publicly available.

(o)   The Bank shall not invest or otherwise use the proceeds received by the Bank from its sale of the Shares in such a manner as would require the Bank or any of the Subsidiaries to register as an investment company under the Investment Company Act.

(p)   The Bank shall cause to be prepared and delivered, at its expense, within one business day from the effective date of this Agreement, to the Representative an electronic Prospectus to be used by the Underwriters in connection with the offering and sale of the Shares. As used herein, the term “electronic Prospectus” means a form of Offering Document and any amendment or supplement thereto, that meets each of the following conditions: (A) it shall be encoded in an electronic format, satisfactory to the Representative, that may be transmitted electronically by the Representative and the other the Underwriters to offerees and purchasers of the Shares, (B) it shall disclose the same information as such paper Offering Document, and (C) it shall be in or convertible into a paper format or an electronic format, satisfactory to the Representative, that will allow investors to store and have continuously ready access to such Offering Document at any future time, without charge to investors (other than any fee charged for subscription to the Internet generally). The Bank hereby confirms that, if so requested by the Representative, it has included or will include in the U.S. Final Prospectus filed with the Commission an undertaking that, upon receipt of a request by an investor or his or her representative, the Bank shall transmit or cause to be transmitted promptly, without charge, a paper copy of such paper Offering Document to such investor or representative.

(q)   The Bank will not take, and will use its reasonable best efforts to ensure that no affiliate of the Bank will take, directly or indirectly, any action designed to cause or result in or which constitutes or would reasonably be expected to constitute stabilization or manipulation of the price of the Shares or any reference security with respect to the Shares, whether to facilitate the sale or resale of the Shares or otherwise, and the Bank will, and will use its best efforts to cause each of its affiliates to, comply with all applicable provisions of Regulation M under the Exchange Act.

(r)   The Bank represents and agrees that, without the prior consent of the Representative, it has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act; any such free writing prospectus the use of which has been consented to by the Bank and the Representative is listed on Annex B hereto.

(s)   The Bank has complied and will comply with the requirements of Rule 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; the Bank represents that it has satisfied and agrees that it will satisfy the conditions under Rule 433 under the Securities Act to avoid a requirement to file with the Commission any electronic Road Show.

(t)   The Bank and its Subsidiaries will comply with all effective applicable provisions of the Sarbanes Oxley Act to the extent applicable thereto.

(u)   The Bank will promptly notify the Representative if the Bank ceases to be an Emerging Growth Company at any time prior to the later of (A) completion of the distribution of Shares within the meaning of the Securities Act and (B) completion of the Lock-up Period.

(v)   During a period of 60 days from the date of the Final Offering Documents (the “Lock-Up Period”), the Bank will not, directly or indirectly, without the prior written consent of the Representative, (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or exercise any right with respect to the registration of any of the foregoing, file or cause to be filed any registration statement in connection therewith under the Securities Act, (B) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap, hedge or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, or (C) publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement other than (w) the issuance of Common Stock or other securities (including securities convertible into or exchangeable or exercisable for Common Stock or other securities) issued as consideration for the acquisition by the Bank of substantially all of the securities, business, properties or other assets of another person or entity which acquisition has been publicly announced prior to the date of this Agreement; (x) the Shares to be sold hereunder, (y) the issuance of restricted stock awards, options to acquire shares of Common Stock, or other equity-based awards (including shares of Common Stock issuable upon exercise of any such awards) granted pursuant to the Bank’s benefit plans existing on the date hereof that are described in the Registration Statement and the Preliminary Offering Documents, as such plans may be amended, or the filing of one or more registration statements on Form S-8 with respect to the issuance of securities under such benefit plans in each case where such restricted stock awards, options, or other equity-based award vest after the expiration of the Lock-Up Period, or (z) the issuance of shares of Common Stock upon the exercise of any such options or equity-based awards.

(w)   During the Lock-Up Period, the Bank will enforce all agreements between the Bank and any of its security holders that restrict or prohibit, expressly or in operation, the offer, sale or transfer of shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or any of the other actions restricted or prohibited under the terms of the form of “lock-up” agreement. In addition, the Bank will direct the transfer agent to place stop transfer restrictions upon any such securities of the Bank that are bound by such “lock-up” agreements for the duration of the periods contemplated in such agreements, including, without limitation, “lock-up” agreements entered into by the Bank’s executive officers, directors and shareholders pursuant to Section 6(q) hereof.

(x)   If the Representative, in its sole discretion, agrees to release or waive the restrictions set forth in a “lock-up” agreement described in Section 6(q) hereof for an executive officer or director of the Bank and provides the Bank with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, the Bank agrees to announce the impending release or waiver by a press release substantially in the form of Exhibit B hereto through a major news service at least two business days before the effective date of the release or waiver.

SECTION 5:   Payment of Expenses.

The Bank will pay all reasonable out-of-pocket expenses incident to the performance of its obligations under this Agreement, including, without limitation, (A) the fees, disbursements and expenses of the Bank’s counsel, accountants and other advisors, (B) filing fees and all other expenses in connection with the preparation, printing, filing and delivering of the Registration Statement (including Financial Statements and exhibits), each Offering Document and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers, (C) the cost of printing, producing or delivering this Agreement, closing documents (including any compilations thereof) and such other documents as may be required in connection with the offering, purchase, sale and delivery of the Shares, (D) all expenses in connection with the qualification (or obtaining exemptions from the qualification or registration) of the Shares for offering and sale under securities laws of state or foreign jurisdictions as provided in Section 4(d), including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky survey, (E) all fees and expenses in connection with listing the Common Stock (including the Shares) on Nasdaq and the TSX, (F) all fees and expenses in connection with the preparation, issuance and delivery of the certificates representing the Shares to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Shares to the Underwriters, (G) the cost and charges of any transfer agent or registrar, (H) the transportation and other expenses incurred by the Bank in connection with presentations to prospective purchasers of Shares, (I) the costs and expenses of the Bank relating to investor presentations on any Road Show, any Permitted Written Testing-the-Waters Communication or any Testing-the-Waters Communication undertaken in connection with the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic Road Show, expenses associated with the production of Road Show slides and graphics, fees and expenses of any consultants engaged in connection with the Road Show presentations with the prior approval of the Bank, travel and lodging expenses of the Representative, employees and officers of the Bank and any such consultants in connection with the Road Show, and (J) all other reasonable fees and expenses of the Underwriters (including fees and disbursements of their counsel in an amount not to exceed $150,000 in the aggregate, and marketing, syndication and travel expenses and any expenses related to an investor presentation and/or roadshow that are incurred by the Underwriters); and all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. In the event the Underwriters incur any such fees and expenses on behalf of the Bank, the Bank will reimburse the Underwriters for such fees and expenses whether or not the offering of the Shares is consummated.

SECTION 6:   Conditions of Underwriters’ Obligations.

The several obligations of the Underwriters hereunder to purchase the Shares on the Closing Date or each Option Closing Date, as the case may be, are subject to the performance by the Bank of its obligations hereunder and to the following additional conditions:

(a)   Effectiveness of Registration Statement. The U.S. Final Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Securities Act within the applicable time period prescribed for such filing by the Securities Act and in accordance with Section 4(a) hereof; all material required to be filed by the Bank pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433 under the Securities Act; the Registration Statement has become effective and no stop order suspending the effectiveness of any Offering Document or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission or any state securities commission; and all requests for additional information on the part of the Commission shall have been complied with to the Representative’s reasonable satisfaction.

(b)   All Consents. All necessary consents, approvals and authorizations, including under the Bank Act and Canadian Securities Laws, which are required for the consummation by the Bank of the transactions contemplated by this Agreement, will have been obtained.

(c)   Delivery of Documents. The Bank shall deliver or cause to be delivered to each of the Underwriters and the Underwriters’ counsel at the respective times indicated, the following documents:

(i)   At or prior to the filing thereof with the Canadian Securities Regulators: (x) a copy of the Canadian Prospectus Supplement and any amendment thereto, in each case signed and certified as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions; and (y) a copy of any other document required to be filed by the Bank along with the Canadian Prospectus Supplement or in connection with the offering and sale of the Offered Shares under Canadian Securities Laws.

(ii)   As soon as practicable, after the filing of the Canadian Prospectus Supplement with the Canadian Securities Regulators, a copy of the acknowledgment of filing of the U.S. Final Prospectus on EDGAR.

(d)   Representations and Warranties of the Bank. The representations and warranties of the Bank contained herein or in certificates of any officer of the Bank or any Subsidiary delivered pursuant to the provisions hereof, are true and correct on and as of the Closing Date or the Option Closing Date, as the case may be, as if made on and as of the Closing Date or the Option Closing Date, as the case may be, and each of the Bank shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or the Option Closing Date, as the case may be.

(e)   No Important Changes. (i) Neither the Bank nor any Subsidiary shall have sustained since the date of the latest audited Financial Statements included in the Time of Sale Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Offering Documents, and (ii) since the respective dates as of which information is given in the Offering Documents, (A) there shall not have been any change in the capital stock or long term debt of the Bank or any Subsidiary, and (B) there shall not have been any Material Adverse Effect, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Representative so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Closing Date or Option Closing Date, as the case may be, on the terms and in the manner contemplated in the Offering Documents.

(f)   Opinions and 10b-5 Statements of Outside Counsel for the Bank. At the Closing Time, the Representative shall have received (i) the favorable legal opinion and 10b-5 statement, dated as of the Closing Time, of Davis Polk & Wardwell LLP, U.S. counsel for the Bank, and (ii) the favorable legal opinion of Stikeman Elliott LLP, Canadian counsel for the Bank, each in form and substance reasonably satisfactory to counsel for the Underwriters. Such counsel may (i) state that, insofar as such opinion involves factual matters, they relied, to the extent they deem proper, upon certificates of officers of the Bank or any of the Subsidiaries and certificates of public officials and (ii) in turn rely upon the opinions of local counsel where it deems such reliance proper as to the laws other than the laws of Canada and of the provinces of Ontario, Quebec, Alberta and British Columbia (or alternatively, make arrangements to have such opinions directly addressed to the Underwriters and counsel to the Underwriters).

(g)   Opinion of Counsel for Underwriters. At the Closing Time, the Representative shall have received the favorable legal opinion and 10b-5 letter, dated as of the Closing Time, of Holland & Knight LLP, counsel for the Underwriters, with respect to this Agreement, the Offering Documents and other related matters as the Representative may require. Such counsel may state that, insofar as such opinion involves factual matters, they relied, to the extent they deem proper, upon certificates of officers of the Bank or any of the Subsidiaries and certificates of public officials.

(h)   Certificate of the Bank. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Offering Documents, any Material Adverse Effect, and the Representative shall have received a certificate of the Chief Financial Officer of the Bank and one additional senior executive of the Bank, dated as of the Closing Time, to the effect that, (i) there has been no such Material Adverse Effect, (ii) the representations and warranties in Section 1 hereof were true and correct when made and are true and correct with the same force and effect as though expressly made at and as of the Closing Time, and (iii) the Bank has complied with all agreements and satisfied all conditions on their part to be performed or satisfied at or prior to the Closing Time.

(i)   Officers’ Certificate of the Bank. At the Closing Time, the Representative shall have received a certificate of the Chief Executive Officer of the Bank and of the Chief Financial Officer of the Bank, dated as of Closing Time, to the effect that (i) they have reviewed the contents of the Offering Documents; (ii) based on each of their knowledge, neither the Offering Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements were made, not misleading and (iii) based on each of their knowledge, the Financial Statements and other financial information included in the Offering Documents fairly present in all material respects the financial condition and results of operations of the Bank and the Subsidiaries as of and for the dates and periods presented in the Offering Documents.

(j)   Auditor’s Comfort Letter. At the time of the execution of this Agreement, the Representative shall have received from Ernst & Young LLP a letter dated such date, in form and substance satisfactory to the Representative, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the Financial Statements and certain financial information included or incorporated by reference in the Offering Documents.

(k)   Bring-down Comfort Letter. At the Closing Time, the Representative shall have received from Ernst & Young LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (j) of this Section, except that the specified date referred to shall be a date not more than two business days prior to the Closing Time.

(l)   Nasdaq Listing. The Shares to be delivered on the Closing Date or Option Closing Date, as the case may be, shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(m)   Listing on the TSX. The Bank shall have obtained on the Closing Date the conditional listing approval of the TSX for the Firm Shares and on the Option Closing Date the conditional listing approval of the TSX for the Option Shares, as applicable, and all other necessary regulatory approvals prior to such closings, as applicable.

(n)   Additional Documents. On or prior to the Closing Date or Option Closing Date, as the case may be, the Bank shall have furnished to the Representative such further information, certificates, documents and opinions as the Representative shall reasonably request.

(o)   No Termination Events. On or after the Applicable Time there shall not have occurred any of the events, circumstances or occurrences set forth in Section 10.

(p)   Ratings. There shall not have occurred, since the date of this Agreement, any actual downgrading or withdrawal in the rating of any securities of the Bank or any of the Subsidiaries by any Rating Agency, nor shall the Bank or any of the Subsidiaries have received notice of any intended or potential downgrading or withdrawal of the ratings of the Bank or any of the Subsidiaries or of any securities of the Bank or any of the Subsidiaries, including notice that the Bank or any of the Subsidiaries or any securities of the Bank or any of the Subsidiaries has been placed on “outlook” or “watch” by any Rating Agency, nor shall any public notice have been given by any Rating Agency of a possible change in the rating of any securities of the Bank or any of the Subsidiaries that does not indicate the direction of such possible change, in each case other than a security issued by the Bank or any of the Subsidiaries as part of an inter-affiliate transaction.

(q)   Lock-Up Agreements. The Representative shall have received “lock-up” agreements, each substantially in the form of Exhibit A hereto, from all the shareholders, officers and directors of the Bank listed on Exhibit A-1 hereto and such agreements shall be in full force and effect on the Closing Date or Option Closing Date, as the case may be.

If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representative by notice to the Bank at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 hereof and except that Section 7 and Section 8 shall survive any such termination and remain in full force and effect.

SECTION 7:   Effective Time of Agreement.

This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

SECTION 8:   Indemnification.

(a)   Indemnification of Underwriters. The Bank agrees to indemnify and hold harmless (x) the Underwriters, (y) their respective Affiliates, and (z) the respective partners, directors, officers, employees and agents of the Underwriters or any Affiliate as follows:

(i)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact included in the Offering Documents (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B of the Securities Act (“Rule 430B”), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such loss, liability, claim, damage or expense arises out of, or is based upon, any untrue statement or omission to have resulted solely from the Underwriter Information;

(ii)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, except insofar as such loss, liability, claim, damage or expense arises out of, or is based upon, any untrue statement or omission to have resulted solely from the Underwriter Information; provided that (subject to Section 8(d) below) any such settlement is effected with the prior written consent of the Bank; and

(iii)   against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representative), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, or breach or alleged breach of any such representation, warranty or agreement, to the extent that any such expense is not paid under (i) or (ii) above; provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the Underwriter Information in the Registration Statement (or any amendment thereto).

(b)   Indemnification of the Bank and its Directors and Officers. Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Bank and each of its directors and officers, and each person, if any, who controls the Bank within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 7(a) above, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Offering Documents to have resulted solely from the Underwriter Information in the Registration Statement (or any amendment thereto).

(c)   Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof, and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. An indemnifying party may participate at its own expense in the defense of any such action or, if it so elects within a reasonable time after receipt of such notice, to assume the defense of any suit brought to enforce any such claim; but if it so elects to assume the defense, such defense shall be conducted by counsel chosen by it and approved by the indemnified parties, which approval shall not be unreasonably withheld or denied. In the event that an indemnifying party elects to assume the defense of any such suit and retain such counsel, the indemnified party or parties shall bear the fees and expenses of any additional counsel thereafter retained by such indemnified party or parties; provided, however, that the indemnified party or parties shall have the right to employ counsel (in addition to local counsel) to represent the indemnified party or parties who may be subject to liability arising out of any action in respect of which indemnity may be sought against the indemnifying party if, in the reasonable judgment of counsel for the indemnified party or parties, there may be legal defenses available to such indemnified person which are different from or in addition to those available to such indemnifying person, in which event the reasonable fees and expenses of appropriate separate counsel shall be borne by the indemnifying party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 7 or Section 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)   Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have validly requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 8(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt of written notice by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received written notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 9:   Contribution.

In order to provide for just and equitable contribution in circumstances under which the indemnification provided for in Section 8 hereof is for any reason held to be unenforceable by an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank, on the one hand, and the Underwriters, on the other hand, from the offering of the Shares pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Bank, as the case may be, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the

Shares pursuant to this Agreement (before deducting expenses) received by the Bank, as the case may be, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Final Offering Documents, bear to the aggregate initial public offering price of the Shares as set forth on the cover of the Final Offering Documents.

The relative fault of the Bank, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statements of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Bank or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Bank and each Underwriter, severally and not jointly, agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 9. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 9 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 9, the Underwriters shall not be required to contribute any amount in excess of the underwriting discount received by such Underwriter in connection with the Shares underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 9, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the respective partners, directors, officers, employees and agents of the Underwriter shall have the same rights to contribution as the Underwriters, and each officer and director of the Bank, and each person, if any, who controls the Bank within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Bank.

SECTION 10:   Termination of Agreement.

(a)   Termination; General. The Representative may terminate this Agreement (or the obligations of the several Underwriters with respect to any Option Shares which have yet to be purchased), by notice to the Bank, at any time at or prior to the Closing Time if, since the time of execution of this Agreement or since the respective dates as of which information is given in the Offering Documents, (i) there has occurred any Material Adverse Effect; (ii) any condition specified in Section 6 hereof shall not have been fulfilled when as required to be fulfilled; (iii) there has occurred any material adverse change in the financial markets in the United States or Canada, any outbreak of hostilities or escalation thereof or other calamity or crisis, or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the reasonable judgment of the Representative, impracticable to enforce contracts for the sale of the Shares; (iv) trading in any securities of the Bank has been suspended by the Canadian Securities Regulators or the TSX; or (vi) a banking moratorium has been declared by Canadian or U.S. federal authorities.

(b)   Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 5 hereof, and provided further that Sections 1, 5, 8, 9 and 11 hereof shall survive such termination and remain in full force and effect.

SECTION 11:   Effect of Termination.

The respective indemnities, agreements, representations, warranties and other statements of the Bank, and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Bank, or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Shares.

SECTION 12:   Defaulting Underwriter.

(a)   If any one or more of the Underwriters shall fail or refuse to purchase the Shares hereunder on the Closing Date or any Option Closing Date and the aggregate number of Shares that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of Shares that the Underwriters are obligated to purchase on such Closing Date or Option Closing Date, as the case may be, Representative may make arrangements satisfactory to the Bank for the purchase of such Shares by other persons, including any of Underwriters, but if no such arrangements are made by such Closing Date or Option Closing Date, as the case may be, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Shares that such defaulting Underwriters agreed but failed to purchase on such Closing Date or Option Closing Date, as the case may be. If any Underwriter or Underwriters so default and the aggregate number of Shares with respect to which such default or defaults occur exceeds 10% of the total number of Shares that Underwriters are obligated to purchase on such Closing Date or Option Closing Date, as the case may be, and arrangements satisfactory to the Representative and the Bank for the purchase of such Shares by other persons are not made within 36 hours after such default, this Agreement will terminate, without liability on the part of any non-defaulting Underwriter or the Bank, except as provided in Section 11. Nothing herein will relieve a defaulting Underwriter from liability for its default.

(b)   In the event of any such default which does not result in a termination of this Agreement, either the Representative or the Bank shall have the right to postpone the Closing Date or the relevant Option Closing Date, as the case may be, for a period not exceeding seven days, in order to effect any required changes to the Registration Statement or Prospectus or any other documents or arrangements. As used in this Agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section 12.

SECTION 13:   Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) where delivered by hand, at the time of delivery as evidenced by written acknowledgment of receipt by the addressee, and (ii) where dispatched by registered or certified U.S. mail, return receipt requested, postage prepaid, on acknowledgment of receipt by or on behalf of the recipient, but if such delivery or receipt is on a day on which commercial businesses are not generally open for business in the place of receipt or is later than 5:00 p.m. (local time) on any day, the notice shall be deemed to have been given and served on the next day on which commercial businesses are generally open for business in the place of receipt.

Notices to the Representative or the Underwriters shall be directed to Raymond James & Associates, Inc., 3 Columbus Circle, Suite 220, New York, NY 10019, Attention: Tom Donegan, with a copy to Holland & Knight LLP, 1801 California St., Suite 5000, Denver CO 80202, Attention: Shawn Turner, Esq.; notices to the Bank shall be directed to VersaBank, Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2, Attention: Brent Hodge, with copies to Davis Polk & Wardwell LLP, 450 Lexington Ave., New York, NY 10017, Attention: Shane Tintle, Esq., and to Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Attention: Jeff Hershenfield, Esq.

SECTION 14:   Parties.

This Agreement shall inure to the benefit of and be binding upon each of the Underwriters and the Bank, and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Bank and their respective successors and the controlling persons and partners, officers and directors referred to in Sections 8 and 9 hereof and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Bank and their respective successors, and said controlling persons and partners, officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Shares from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15:   Governing Law; Jurisdiction.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES OF SAID STATE OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

THE BANK ON BEHALF OF ITSELF AND THE SUBSIDIARIES, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING RELATED TO THIS AGREEMENT OR ANY OF THE MATTERS CONTEMPLATED HEREBY, IRREVOCABLY WAIVES ANY DEFENSE OF LACK OF PERSONAL JURISDICTION AND IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. THE BANK ON BEHALF OF ITSELF AND THE SUBSIDIARIES, IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

SECTION 16:   Miscellaneous

(a)   The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

(b)   The Bank acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the public offering price of the Shares and any related discounts and commissions, is an arm’s length commercial transaction between the Bank on the one hand, and the several Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Bank or their respective shareholders, creditors, employees or any other party, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Bank with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Bank on other matters) or any other obligation to the Bank except the obligations expressly set forth in this Agreement, and (iv) the Bank has consulted its own legal and financial advisors to the extent it deemed appropriate. The Bank agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Bank in connection with such transaction or the process leading thereto.

(c)   The Bank acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Bank and/or the offering that differ from the views of their respective investment banking divisions. The Bank hereby waives and releases, to the fullest extent permitted by law, any claims that the Bank may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Bank by such Underwriters’ investment banking divisions. The Bank acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

(d)   Notwithstanding anything herein to the contrary, the Bank is authorized to disclose to any persons the U.S. federal and state income tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Bank relating to that treatment and structure, without the Underwriters imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure “ is limited to any facts that may be relevant to that treatment.

(e)   This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior agreements and understandings (whether written or oral) among the Bank and the Underwriters with respect to the subject matter hereof.

(f)   THE BANK AND EACH UNDERWRITER, SEVERALLY AND NOT JOINTLY, HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 17:   Entire Agreement; Amendments; Counterparts.

This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Bank a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Bank in accordance with its terms.

Very truly yours,

VERSABank

By:	/s/ John Asma
Name: John Asma
Title: Chief Financial Officer

[Signature Page to Underwriting Agreement]

CONFIRMED AND ACCEPTED,
as of the date first above written:

Underwriters

Very truly yours,

BY: RAYMOND JAMES & ASSOCIATES, INC. on behalf of the Underwriters

By:	/s/ Nicolas Ospina
Name:	Nicolas Ospina
Title:	Vice President

[Signature Page to Underwriting Agreement]

ANNEX A

Underwriters	Number of Firm Shares to be Purchased
Raymond James & Associates, Inc.	3,679,246
Keefe, Bruyette & Woods, Inc.	1,698,113
Roth Canada, Inc.[1]	283,019
Total	5,660,378

1 Includes shares that may be sold through Roth Capital Partners, LLC.

ANNEX B

Issuer Free Writing Prospectuses

None.

Pricing Information Conveyed Orally to Investors

Firm Shares: 5,660,378

Option Shares: 849,056

Purchase Price per Share: $13.25

ANNEX C

Permitted Written Testing-the-Waters Communications

Bank Presentation, dated December 2024.

ANNEX D

Subsidiaries of Bank

•	VersaJet Inc.

•	DRT Cyber Inc.

•	VersaHoldings US Corp.

•	VersaFinance US Corp.

•	VersaBank USA N.A.

•	Digital Boundary Group, Inc.

•	Digital Boundary Group Canada Inc.

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

December [•], 2024

VERSABANK

Suite 2002, 140 Fullarton Street
London, Ontario N6A 5P2

and

RAYMOND JAMES & ASSOCIATES, INC.

880 Carillon Parkway

St. Petersburg, Florida 33716

As Representative of the several Underwriters

Re     Proposed Public Offering of Common Shares by VersaBank

Ladies and Gentlemen:

The undersigned, a shareholder, an executive officer and/or a director of VersaBank, a Canadian Schedule I chartered bank (the “Bank”), understands that Raymond James & Associates, Inc. (the “Representative”), as representative of the several Underwriters (each an “Underwriter” and collectively, the “Underwriters”), proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Bank, providing for the public offering (the “Offering”) of 5,660,378 of the Bank’s common shares (including any securities convertible into or exchangeable or exercisable for such common shares, the “Shares”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In recognition of the benefit that the Offering will confer upon the undersigned as a shareholder, executive officer and/or director of the Bank, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter to be named in the Underwriting Agreement that, commencing on the date hereof and ending on, and including, the date that is 60 days from the date of the Underwriting Agreement (such 60-day period being referred to herein as the “Lock-Up Period”), the undersigned will not (and will cause any spouse or immediate family member (as defined in Rule 16a-1(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) of the spouse or the undersigned living in the undersigned’s household, any partnership, corporation or other entity within the undersigned’s control, and any trustee of any trust that holds Shares or other securities of the Bank for the benefit of the undersigned or such spouse or immediate family member not to), without the prior written consent of the Representative, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or exercise any right with respect to the registration of any of the foregoing, or file or cause to be filed any registration statement in connection therewith under the Securities Act of 1933, as amended (the “Securities Act”), (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Shares, whether any such swap, hedge or transaction is to be settled by delivery of Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

Notwithstanding the foregoing, no disposition of the undersigned’s Shares or other Bank securities will be deemed to occur during the Lock-Up Period with respect to:

a.	transfers of the undersigned’s Shares

i.	as a bona fide gift or gifts, provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate, to the extent permitted by such section, that such transfer is a bona fide gift;

ii.	by will or other testamentary document, or intestacy;

iii.	to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

iv.	to any immediate family member, other dependent or any investment fund or other entity controlled or managed by the undersigned;

v.	if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (a) transfers to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned or (b) distributions of the undersigned’s Shares or any security convertible into or exercisable for Shares to limited partners, limited liability company members, stockholders or subsidiaries (or their equivalents under the jurisdiction of organization of the undersigned) of the undersigned;

vi.	if the undersigned is a trust, to the beneficiary of such trust;

vii.	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi);

viii.	to the Bank or its subsidiaries (a) in the exercise or settlement of outstanding Equity-Based Grants, (b) for the sole purpose of paying the exercise price of stock options or warrants or for paying taxes (including estimated taxes) due as a result of the exercise of such options or warrants or the vesting and settlement of restricted stock, restricted stock units or other Equity-Based Grants pursuant to Bank Equity Plans disclosed in the Final Offering Documents, in each case on a “cashless” or “net exercise” basis, provided (x) that any such Shares received upon such exercise, vesting or settlement shall be subject to the terms of this Lock-Up Agreement and (y) if the undersigned is required to file a report under Section 16(a) of the Exchange Act (as defined below) during the Lock-Up Period, the undersigned shall include a statement in such report clearly indicating that (A) the filing relates to the circumstances described in this clause (viii) and (B) no Shares or other securities were sold by the reporting person or (c) pursuant to a pledge in a bona fide transaction which is outstanding prior to or as of the date hereof to a lender to the undersigned and disclosed in writing to Representative prior to the execution of this letter agreement;

ix.	pursuant to tenders, sales or other transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of Shares involving a “change of control” (as defined below) of the Bank (provided that if such transaction is not consummated, the undersigned’s Shares shall remain subject to the restrictions set forth herein). For purposes of this clause (x), “change of control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or group of persons, other than the Bank, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of at least 51% of total voting power of the voting stock of the Bank; or

x.	pursuant to the call or put provisions of existing employment agreements and equity grant documents evidencing Equity-Based Grants, provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate that the reason for such disposition and that such transfer of Shares or any securities convertible into or exercisable or exchangeable for such capital stock was solely to the Bank;

b.	the establishment of an automatic disposition plan that does not provide for the sale or transfer of Shares during the Lock-Up Period, provided that (a) no filing by any party under the Exchange Act or other public announcement shall be made voluntarily in connection with the establishment of such plan and (b) any filing required to be made under the Exchange Act in connection with the establishment of such plan shall clearly indicate in the footnotes thereto that the establishment of such plan was pursuant to the circumstances described in this clause; or

c.	transfers of Shares or other Bank securities pursuant to an order of a court or regulatory agency (for purposes of this Lock-Up Agreement, a “court or regulatory agency” means any domestic or foreign, federal, state or local government, including any political subdivision thereof, any governmental or quasi-governmental authority, department, agency or official, any court or administrative body, and any national securities exchange or similar self-regulatory body or organization, in each case of competent jurisdiction) or to comply with any regulations related to ownership by the undersigned of the undersigned’s Shares;

provided that in the case of any transfer or distribution pursuant to clauses (a)(i) through (vii), (i) such transfer shall not involve a disposition for value and (ii) each transferee, beneficiary, donee, heir or distributee shall execute and deliver to the Representative, on behalf of the Underwriters, a lock-up letter in the form of this Lock-Up Agreement; and provided, further, that in the case of any transfer or distribution (other than as a result of the vesting of Shares under restricted stock awards) pursuant to clauses (a)(i) through (viii) and (b), except for any transfer or disposition pursuant to clause (a)(i), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or Canadian Securities Laws, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Lock-Up Period).

The undersigned represents and warrants that the undersigned beneficially owns the Shares covered by this letter agreement and that the undersigned now has and, except as contemplated by clauses (i) through (v) above, for the duration of this letter agreement will have good and marketable title to the undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Bank’s transfer agent and registrar against the transfer of the undersigned’s Shares, except in compliance with this letter agreement. In furtherance of the foregoing, the Bank and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this letter agreement.

In addition, the undersigned agrees that, during the Lock-Up Period, without the prior written consent of the Representative (which consent may be withheld in their sole discretion): (i) the undersigned will not request, make any demand for or exercise any right with respect to, the registration of any Shares, and (ii) the undersigned waives any and all notice requirements and rights with respect to the registration of any Shares pursuant to any agreement, understanding or otherwise to which the undersigned is a party.

The undersigned represents and warrants that the undersigned has full power and authority to enter into this letter agreement. The undersigned agrees that the provisions of this letter agreement are irrevocable and shall be binding also upon the successors, assigns, heirs and legal representatives of the undersigned.

The undersigned understands that, if the registration statement on Form F-10 with respect to the Offering is withdrawn or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, the undersigned shall be released from all obligations under this letter agreement.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

[Signature page follows]

Very truly yours,

IF AN INDIVIDUAL:

(duly authorized signature)

Name:
(please print full name)

Address:

E-mail:

Very truly yours,

IF AN ENTITY:

(please print complete name of entity)

By:
(duly authorized signature)

Name:
(please print full name)

TItle:
(please print full title)

Address:

E-mail:

EXHIBIT A-1

List of Persons and Entities Executing Lock-Up Agreements

Directors and Officers:

1.	Arthur Linton

2.	Brent Hodge

3.	Chris Pellarin

4.	David Bratton

5.	David R. Taylor

6.	David Thoms

7.	Gabrielle Bochynek

8.	Garry Clement

9.	Joanne Johnston

10.	John Asma

11.	Johnathan F.P. Taylor

12.	Michael Dixon

13.	Nick Kristo

14.	Paul Oliver

15.	Peter Irwin

16.	Richard Jankura

17.	Robert-Jan Brabander

18.	Saad Inam

19.	Susan McGovern

20.	Tammie Ashton

21.	The Honourable Thomas A. Hockin

22.	Wooi Koay

EXHIBIT B

Form of Press Release

VERSABANK

[●], 202[●]

VersaBank (the “Bank”) announced today that Raymond James & Associates, Inc. as lead bookrunner in the Bank’s recent public offering of [●] of its common shares, are [waiving][releasing] a lock-up restriction with respect to [●] of the Bank’s common shares held by [certain officers or directors][an officer or director] of the Bank. The [waiver][release] will take effect on [●], and the shares may be sold on or after such date.

This press release is not an offer or sale of the securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.